Mail Stop 3561


										May 11, 2006




Mr. John T. Wyatt
Chief Executive Officer and President
Cutter & Buck, Inc.
701 N. 34th Street, Suite 400
Seattle, WA 98103


		RE:	Cutter & Buck, Inc.
			Form 10-K for Fiscal Year Ended April 30, 2005 Form 10-K/A for Fiscal Year Ended April 30, 2005
Forms 10-Q for Fiscal Quarters Ended July 31, 2005, October 31,
2005
and January 31, 2006
Filed July 14, 2005, August 26, 2005, September 9, 2005, December
9,
2005 and March 9, 2006
			File No.  0-26608

Dear Mr. Wyatt:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


									George F. Ohsiek, Jr.
									Branch Chief
March 22, 2005
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